CREDEX CORPORATION

April 30, 2012

Benjamin Phippen
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Credex Corporation.
Item 4.01 Form 8-K
Filed April 16, 2012
File No. 000-54142

Dear Mr. Benjamin Phippen

This is in response to the comment letter dated April 18, 2012 concerning Credex Corporation recent 8K filings.

We have amended Item 4.01 in Form 8-K/A based on the questions raised by you and also enclosed exhibit 16.1 from our previous auditor.

We also acknowledging that
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Arunkumar Rajapandy

Arunkumar Rajapandy

CEO

848 Rainbow Blvd, # 2096 Las Vegas, NV 89107